Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-276822

abrdn Silver ETF Trust

(the “Trust”)

Supplement dated May 28, 2024 to the Prospectus dated February 12, 2024

This Supplement dated May 28, 2024 amends and supplements the prospectus for the Trust dated February 12, 2024, as supplemented to date (the “Prospectus”), and should be read in conjunction with, and must be delivered with, the Prospectus.

Appointment of New Custodian

On May 23, 2024, The Bank of New York Mellon (the “Trustee”), in its capacity as Trustee of the Trust, and at the direction of abrdn ETFs Sponsor LLC (the “Sponsor”), the Trust’s Sponsor, entered into an Allocated Account Agreement and Unallocated Account Agreement (collectively, the “New Custody Agreements”) with ICBC Standard Bank Plc (the “New Custodian”) providing for the custody of the Trust’s silver by the New Custodian.

On May 23, 2024, the Trustee delivered to JPMorgan Chase Bank N.A. (“JPMorgan” or the “Former Custodian”), custodian of the Trust’s silver, notice of termination of the Allocated Account Agreement and the Unallocated Account Agreement, each dated as of March 29, 2019 and as between the Trustee, and the Former Custodian (collectively, and as amended, the “Former Custody Agreements”). Pursuant to the terms of the Former Custody Agreements, the notice of termination delivered by the Trustee will become effective on the date on which all silver held in the allocated and unallocated accounts governed by the Former Custody Agreements has been transferred to the allocated and unallocated accounts governed by the New Custody Agreements with the New Custodian (the “Termination Effective Date”). Until the Termination Effective Date, the Trust will have available custodian services under both the Former Custody Agreements and the New Custody Agreements. Following the Termination Effective Date, the custody of all silver of the Trust will be pursuant to the New Custody Agreements.

References throughout the Prospectus to the Custodian (and related accounts or agreements with the Custodian) and its role are hereby amended to refer to both Custodians or to either the Former Custodian or the New Custodian, as context may require. Information with respect to the Former Custodian will be removed as of the Termination Effective Date. Additionally, effective immediately, the Prospectus is hereby supplemented with the following information with respect to the New Custodian:

Custody of the Trust’s Silver under the Custody Agreements with ICBC Standard Bank Plc

ICBC Standard Bank Plc (“ICBCS”), a public limited company incorporated under the laws of England and Wales, serves as a Custodian of the Trust’s silver. ICBCS’s office is located at 20 Gresham Street, London, EC2V 7JE, United Kingdom.

Description of the Custody Agreements

The following is a description of the material terms of the Custody Agreements between the Trustee and ICBC Standard Bank Plc as the custodian under which the Custodian will hold the silver that belongs to the Trust. In this section, all references to the “Custodian” are to ICBC Standard Bank Plc, in its capacity as such.

The Allocated Account Agreement between the Trustee and the Custodian establishes the Trust Allocated Account. The Unallocated Account Agreement between the Trustee and the Custodian establishes the Trust Unallocated Account. These agreements are sometimes referred to together as the “Custody Agreements” in this prospectus. As the Custody Agreements are similar in form, they are discussed together, with material distinctions between the agreements noted.

Reports

The Custodian will provide the Trustee with reports for each business day, no later than the following business day, identifying the movements of silver in and out of the Trust Allocated Account and the credits and debits of silver to the Trust Unallocated Account and containing sufficient information to identify each bar of silver held in the Trust Allocated Account and whether the Custodian has possession of such bar. The Custodian also provides the Trustee with monthly statements of account for the Trust Allocated Account and the Trust Unallocated Account as of the last business day of each month. Under the Custody Agreements, a “business day” generally means any day that is both a “London Business Day,” when commercial banks generally and the London silver market are open for the transaction of business in London.

The Custodian’s records of all deposits to and withdrawals from, and all debits and credits to, the Trust Allocated Account and the Trust Unallocated Account which are to occur on a business day, and all end of business day account balances in the Trust Allocated Account and Trust Unallocated Account, are stated as of the close of the Custodian’s business (usually 4:00 p.m. London time) on such business day.

Sub-custodians

Under the Allocated Account Agreement, the Custodian may select sub-custodians solely for the temporary holding of silver for it until transported to the Custodian’s vault premises. These sub-custodians may in turn select other sub-custodians to perform their duties, including temporarily holding silver for them, but the Custodian is not responsible for (and therefore has no liability in relation to) the selection of those other sub-custodians. The Allocated Account Agreement requires the Custodian to use reasonable care in selecting any sub-custodian and provides that, except for the Custodian’s obligation to use commercially reasonable efforts to obtain delivery of silver held by any other sub-custodians when necessary, the Custodian will not be liable for the acts or omissions, or for the solvency, of any sub-custodian that it selects unless the selection of that sub-custodian was made negligently or in bad faith. Any sub-custodian selected by the Custodian shall be a member of the LBMA, except for the Governor and Company of the Bank of England. As of the date of the Allocated Account Agreement, the sub-custodian that the Custodian uses is Brinks’ Global Services. The Allocated Account Agreement provides that the Custodian will notify the Trustee if it selects any additional sub-custodians or stops using any sub-custodian it has previously selected.

Location and Segregation of Silver; Access

Silver bullion held for the Trust Allocated Account by the Custodian is held at the Custodian’s London vault premises. Silver bullion may be temporarily held for the Trust Allocated Account by other sub-custodians selected by the Custodian and by sub-custodians of sub-custodians in vaults located in England or in other locations. Where the silver bullion is held for the Trust Allocated Account by a sub-custodian, the Custodian agrees to use commercially reasonable efforts to promptly arrange for the delivery of any such silver bullion held on behalf of the Trust to the Custodian’s London vault premises at the Custodian’s own cost and risk.

The Custodian segregates by identification in its books and records the Trust’s silver in the Trust Allocated Account from any other silver which it owns or holds for others and requires any sub-custodians it selects to so segregate the Trust’s silver held by them. This requirement reflects the current custody practice in the London silver market, and under the Allocated Account Agreement, the Custodian is deemed to have communicated such requirements by virtue of its participation in the London bullion market. The Custodian’s books and records are expected, as a matter of current London bullion market custody practice, to identify each bar of silver held in the Trust Allocated Account in its own vault by refiner, assay or fineness, serial number and gross and fine weight. Any sub-custodians selected by the Custodian are also expected, as a matter of current industry practice, to identify in their books and records each bar of silver held for the Custodian by serial number and such sub-custodians may use other identifying information.

Under the Custody Agreements, the Trustee, the Sponsor and the Trust’s auditors and inspectors may visit the premises of the Custodian for the purpose of examining the Trust’s silver and certain related records maintained by the Custodian as they may reasonably require to perform their respective audit duties in respect of the silver and with regard to investors in the Shares. Any such access is subject to execution of a confidentiality agreement and agreement to the Custodian’s security procedures, and such inspections are at the Trust’s expense. Under the Custody Agreements, the Custodian agreed to procure similar inspection rights from any sub-custodian (except for the Bank of England, which has a policy to not permit any audit visits to its vault premises).

Transfers into the Trust Unallocated Account

The Custodian credits to the Trust Unallocated Account the amount of silver it receives from the Trust Allocated Account, an Authorized Participant Unallocated Account or from other third-party unallocated accounts for credit to the Trust Unallocated Account. Unless otherwise agreed by the Custodian in writing, the only silver the Custodian accepts in physical form for credit to the Trust Unallocated Account is silver that the Trustee has transferred from the Trust Allocated Account, an Authorized Participant Unallocated Account or a third-party unallocated account.

Transfers from the Trust Unallocated Account

The Custodian transfers silver from the Trust Unallocated Account only in accordance with the Trustee’s instructions to the Custodian. A transfer of silver from the Trust Unallocated Account may only be made (1) by transferring silver to an Authorized Participant Unallocated Account or other loco London account maintained on an unallocated basis by the Custodian or a silver clearing bank for a beneficial owner of Shares; (2) by transferring silver to pay the Sponsor’s Fee; (3) by transferring silver to the Trust Allocated Account; (4) by making silver available for collection at the Custodian’s vault premises or at such other location as the Custodian may direct by notice to the party taking delivery received not later than one London Business Day prior to the proposed delivery date, at the Trust’s expense and risk; (5) by delivering the silver to such location as the Trustee directs, at the Trust’s expense and risk; (6) by transfer to an account maintained by the Custodian or by a third party on an unallocated basis in connection with the sale of silver or other transfers permitted under the Trust Agreement; (7) by transfer of silver to an unallocated account with another custodian of the Trust’s silver, at the Trust’s expenses and risk; or (8) by delivering silver to another custodian of the Trust’s silver, at the Trust’s expense and risk. Transfers made pursuant to clauses (4), (5) and (8) will be made only on an exceptional basis. Transfers under clause (6) would include transfers made in connection with a sale of silver to pay expenses of the Trust not paid by the Sponsor or with the liquidation of the Trust. Any silver made available in physical form will be in a form which complies with the rules, regulations, practices and customs of the LBMA, the Bank of England or any applicable regulatory body (“Custody Rules”) or in such other form as may be agreed between the Trustee and the Custodian, and in all cases all silver made available will comprise one or more whole silver bars selected by the Custodian.

The Custodian uses commercially reasonable efforts to transfer silver from the Trust Unallocated Account to the Trust Allocated Account by 2:00 p.m. London time on each business day. In doing so, the Custodian shall identify bars of a weight most closely approximating, but not exceeding, the balance in the Trust Unallocated Account and shall transfer such weight from the Trust Unallocated Account to the Trust Allocated Account.

Transfers into the Trust Allocated Account

The Custodian receives transfers of silver into the Trust Allocated Account only in accordance with the Trustee’s instructions to the Custodian. A transfer of silver into the Trust Allocated Account may only be made (1) at the Trustee’s instructions given pursuant to the Unallocated Account Agreement by debiting silver from the Trust Unallocated Account and crediting such silver to the Trust Allocated Account; (2) by physical transfer of silver to the Trust Allocated Account from another custodian of the Trust’s silver; or (3) other physical transfers of silver to the Trust Allocated Account otherwise permitted under the Custody Agreements.

Transfers from the Trust Allocated Account

The Custodian transfers silver from the Trust Allocated Account only in accordance with the Trustee’s instructions. Generally, the Custodian transfers silver from the Trust Allocated Account only by debiting silver from the Trust Allocated Account and crediting the silver to the Trust Unallocated Account. Transfers may also be made on an exceptional basis only (1) by making silver available for collection at the Custodian’s vault premises or at such other location as the Custodian may direct by notice to the party taking delivery received not later than one London Business Day prior to the proposed delivery date, at the Trust’s expense and risk; (2) by delivering silver to such location as the Trustee directs, at the Trust’s expense and risk; or (3) by delivering silver to another custodian of the Trust’s silver, at the Trust’s expense and risk.

Right to Refuse Transfers or Amend Transfer Procedures

The Custodian may refuse to accept instructions to transfer silver to or from the Trust Unallocated Account and the Trust Allocated Account if in the Custodian’s opinion they are or may be contrary to the rules, regulations, practices and customs of the LBMA, or the Bank of England or contrary to any applicable law. The Custodian may amend the procedures for transferring silver to or from the Trust Unallocated Account or for the physical withdrawal of silver from the Trust Unallocated Account or the Trust Allocated Account or impose such additional procedures in relation to the transfer of silver to or from the Trust Unallocated Account as the Custodian may from time to time consider necessary due to a change in rules of the LBMA, the Bank of England or a banking or regulatory association governing the Custodian. The Custodian will notify the Trustee within a commercially reasonable time before the Custodian amends these procedures or imposes additional ones.

The Custodian receives no fee under the Unallocated Account Agreement.

Trust Unallocated Account Credit and Debit Balances

No interest will be paid by the Custodian on any credit balance to the Trust Unallocated Account. The Trust Unallocated Account may not at any time have a debit or negative balance.

Exclusion of Liability

The Custodian uses reasonable care in the performance of its duties under the Custody Agreements and is only responsible for any loss or damage suffered by the Trust as a direct result of any negligence, fraud or willful default in the performance of its duties. The Custodian’s liability under the Custody Agreements is further limited to the market value of the silver lost or damaged at the time such negligence, fraud or willful default is discovered by the Custodian, provided that the Custodian promptly notifies the Trustee after any discovery of such lost or damaged silver.

Furthermore, the Custodian has no duty to make or take or to require any sub-custodians selected by it to make or take any special arrangements or precautions beyond those required by the Custody Rules or as specifically set forth in the Custody Agreements.

Indemnity

The Trustee will, solely out of the Trust’s assets, indemnify the Custodian (on an after tax basis) on demand against all costs and expenses, damages, liabilities and losses which the Custodian may suffer or incur in connection with the Custody Agreements, except to the extent that such sums are due directly to the Custodian’s negligence, willful default or fraud.

Insurance

The Custodian maintains such insurance for its business, including its bullion and custody business, as it deems appropriate in connection with its custodial and other obligations and is responsible for all costs, fees and expenses arising from the insurance policy or policies attributable to its relationship with the Trust. The Trust is not a beneficiary of any such insurance and does not have the ability to dictate the existence, nature or amount of coverage. Therefore, Shareholders cannot be assured that the Custodian maintains adequate insurance or any insurance with respect to the silver held by the Custodian on behalf of the Trust. Consistent with industry standards, the Custodian maintains a group insurance policy that covers all metal types held in its and its sub-custodians’ vaults for the accounts of all its customers for a variety of events. The Trustee and the Sponsor may, subject to confidentiality restrictions, be provided with details of this insurance coverage from time to time upon reasonable prior notice.

Force Majeure

The Custodian is not liable for any delay in performance or any non-performance of any of its obligations under the Custody Agreements by reason of any cause beyond its reasonable control, including acts of God, war or terrorism.

Termination

The Custody Agreements have an initial four-year term commencing on May 23, 2024 and ending on the fourth anniversary of such date. At any time after the initial term, the Trustee and the Custodian may each terminate any Custody Agreement for any reason upon 90 days’ prior written notice. The Custody Agreements may also be terminated with immediate effect as follows: (1) by the Trustee, if the Custodian ceases to offer the services contemplated by either Custody Agreement to its clients or proposed to withdraw from the silver bullion business; (2) by the Trustee if the Custodian commits any material breach of its obligations under this Agreement and, where such breach is capable of remedy, shall have failed to make good such breach within seven business days of receipt of written notice requiring it to do so; (3) by the Trustee or the Custodian, if it becomes unlawful for the Custodian or the Trustee to be a party to either Custody Agreement or for the Custodian to provide or the Trustee or Trust to receive the services thereunder; (4) by the Custodian, if the Custodian determines in its reasonable view that the Trust is insolvent or faces impending insolvency; (5) by the Custodian, if it becomes unlawful for the Sponsor to pay the Custodian’s fees and expenses; (6) by the Trustee if the Trustee determines in its sole view that the Custodian is insolvent or faces impending insolvency; (7) by the Trustee, if the Trust is to be terminated; or (8) by the Trustee or the Custodian, if either of the Custody Agreements ceases to be in full force and effect; or (9) by the Custodian, if the Trustee has (or the Custodian has reasonable grounds to believe the Trustee has) breached sanctions relating to terrorism imposed, administered or enforced by certain sanctioning bodies.

If redelivery arrangements acceptable to the Custodian for the silver held in the Trust Allocated Account are not made, the Custodian may continue to store the silver and continue to charge for its fees and expenses, and, after six months from the termination date, the Custodian may sell the silver and account to the Trustee for the proceeds. If arrangements acceptable to the Custodian for redelivery of the balance in the Trust Unallocated Account are not made, the Custodian may continue to charge for its fees and expenses payable under the Allocated Account Agreement, and, after six months from the termination date, the Custodian may close the Trust Unallocated Account and account to the Trustee for the proceeds.

Governing Law

The Custody Agreements are governed by English law. The Trustee and the Custodian both consent to the non-exclusive jurisdiction of the courts of the State of New York and the federal courts located in the borough of Manhattan in New York City. Such consent is not required for any person to assert a claim of New York jurisdiction over the Trustee or the Custodian.

Change to T+1 Standard Settlement Cycle effective May 28, 2024

Pursuant to an SEC rule amendment adopted in February 2023, the standard settlement cycle for most securities transactions by broker-dealers will be shortened from two business days after the trade date (“T+2 Settlement”) to one business day following the trade date (“T+1 Settlement”), effective as of May 28, 2024. Consistent with the rule amendment, beginning on May 28, 2024, the standard creation and redemption processes for the Trust will change from T+2 Settlement to T+1 Settlement. Creation and redemption orders placed before May 28, 2024 will not be subject to this change. Accordingly, effective May 28, 2024, the Prospectus is hereby amended as follows:

In the section “CREATION AND REDEMPTION OF SHARES”:

The first sentence of the fourth paragraph under the heading “CREATION AND REDEMPTION OF SHARES” is amended and restated in its entirety to read as follows:

Prior to initiating any creation or redemption order, an Authorized Participant must have entered into an agreement with the Custodian or a silver clearing bank to establish an Authorized Participant Unallocated Account in London (Authorized Participant Unallocated Bullion Account Agreement). Authorized Participant Unallocated Accounts may only be used for transactions with the Trust.

The first and second sentences of the first paragraph under the subheading “— Creation Procedures – Delivery of required deposits” are amended and restated in their entirety to read as follows:

An Authorized Participant who places a purchase order is responsible for crediting its Authorized Participant Unallocated Account with the required silver deposit amount by the prescribed settlement date in London. Upon receipt of the silver deposit amount, the Custodian, after receiving appropriate instructions from the Authorized Participant and the Trustee, will transfer on prescribed settlement date the silver deposit amount from the Authorized Participant Unallocated Account to the Trust Unallocated Account and the Trustee will direct DTC to credit the number of Baskets ordered to the Authorized Participant’s DTC account.

The second paragraph under the subheading “— Redemption Procedures” is amended and restated in its entirety to read as follows:

By placing a redemption order, an Authorized Participant agrees to deliver the Baskets to be redeemed through DTC’s book-entry system to the Trust by the prescribed settlement date. Prior to the delivery of the redemption distribution for a redemption order, the Authorized Participant must also have wired to the Trustee the non-refundable transaction fee due for the redemption order.

The first paragraph under the subheading “— Redemption Procedures – Delivery of redemption distribution” is amended and restated in its entirety to read as follows:

The redemption distribution due from the Trust will be delivered to the Authorized Participant on the prescribed settlement date following a loco London redemption order date if, by 10:00 a.m. New York time on the prescribed settlement date, the Trustee’s DTC account has been credited with the Baskets to be redeemed. If a loco swap or physical transfer is necessary to effect a loco London redemption, the redemption distribution due from the Trust will be delivered to the Authorized Participant on or before the prescribed settlement date if, by 10:00 a.m. New York time on the first business day after the loco London redemption order date, the Trustee’s DTC account has been credited with the Baskets to be redeemed. In the event that, by 10:00 a.m. New York time on the prescribed settlement date, the Trustee’s DTC account has not been credited with the total number of Shares corresponding to the total number of Baskets to be redeemed pursuant to such redemption order, the Trustee shall send to the Authorized Participant and the Custodian via fax or electronic mail message notice of such fact and the Authorized Participant shall have one business day following receipt of such notice to correct such failure. If such failure is not cured within such one business day period, the Trustee (in consultation with the Sponsor) will cancel such redemption order and will send via fax or electronic mail message notice of such cancellation to the Authorized Participant and the Custodian, and the Authorized Participant will be solely responsible for all costs incurred by the Trust, the Trustee or the Custodian related to the cancelled order. The Trustee is also authorized to deliver the redemption distribution notwithstanding that the Baskets to be redeemed are not credited to the Trustee’s DTC account by 10:00 a.m. New York time on the prescribed settlement date if the Authorized Participant has collateralized its obligation to deliver the Baskets through DTC’s book entry system on such terms as the Sponsor and the Trustee may from time to time agree upon.

LBMA Silver Price

Effective immediately, the following section entitled “LBMA Silver Price” is added at the end of the section entitled “LEGAL MATTERS”:

LBMA Silver Price

All references to LBMA Silver Price are used with the permission of IBA and have been provided for information purposes only. IBA accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

THE LBMA SILVER PRICE, WHICH IS ADMINISTERED AND PUBLISHED BY IBA, SERVES AS, OR AS PART OF, AN INPUT OR UNDERLYING REFERENCE FOR THE TRUST.

THE LBMA SILVER PRICE IS A TRADE MARK OF PRECIOUS METALS PRICES LIMITED, AND IS LICENSED TO IBA AS THE ADMINISTRATOR OF THE LBMA SILVER PRICE. IBA IS A TRADE MARK OF IBA AND/OR ITS AFFILIATES. THE LBMA SILVER PRICE AM, LBMA SILVER PRICE PM, AND THE TRADE MARKS LBMA SILVER PRICE AND IBA, ARE USED BY THE SPONSOR WITH PERMISSION UNDER LICENCE BY IBA.

IBA AND ITS AFFILIATES MAKE NO CLAIM, PREDICATION, WARRANTY OR REPRESENTATION WHATSOEVER, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED FROM ANY USE OF THE LBMA SILVER PRICE OR THE APPROPRIATENESS OR SUITABILITY OF THE LBMA SILVER PRICE FOR ANY PARTICULAR PURPOSE TO WHICH IT MIGHT BE PUT, INCLUDING WITH RESPECT TO THE TRUST. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL IMPLIED TERMS, CONDITIONS AND WARRANTIES, INCLUDING, WITHOUT LIMITATION, AS TO QUALITY, MERCHANTABILITY, FITNESS FOR PURPOSE, TITLE OR NON-INFRINGEMENT, IN RELATION TO THE LBMA SILVER PRICE, ARE HEREBY EXCLUDED, AND NONE OF IBA OR ANY OF ITS AFFILIATES WILL BE LIABLE IN CONTRACT OR TORT (INCLUDING NEGLIGENCE), FOR BREACH OF STATUTORY DUTY OR NUISANCE, OR UNDER ANTITRUST LAWS OR OTHERWISE, IN RESPECT OF ANY INACCURACIES, ERRORS, OMISSIONS, DELAYS, FAILURES, CESSATIONS OR CHANGES (MATERIAL OR OTHERWISE) IN THE LBMA SILVER PRICE OR FOR ANY DAMAGE, EXPENSE OR OTHER LOSS (WHETHER DIRECT OR INDIRECT) YOU MAY SUFFER ARISING OUT OF OR IN CONNECTION WITH THE LBMA SILVER PRICE OR ANY RELIANCE YOU MAY PLACE UPON IT.

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The Prospectus remains unchanged in all other respects. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Prospectus.